UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of March, 2010
Commission File Number 000-27811

GLOBALFOUNDRIES SINGAPORE PTE. LTD.
(F.K.A. CHARTERED SEMICONDUCTOR MANUFACTURING LTD.)
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization of registrant)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
On March 14, 2010, GLOBALFOUNDRIES Singapore Pte. Ltd. (f.k.a. Chartered Semiconductor Manufacturing Ltd.) (the “Company”) issued the press release reporting, among other things, the preliminary financial results for its fourth quarter and full year of 2009.
Copy of the press release dated March 14, 2010 is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press release dated March 14, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 15, 2010

GLOBALFOUNDRIES SINGAPORE PTE. LTD. (F.K.A. CHARTERED SEMICONDUCTOR MANUFACTURING LTD.)
By:	/s/ Raj Kumar
	Name:	Raj Kumar
	Title:	General Manager

EXHIBITS INDEX

Exhibits

99.1	Press release dated March 14, 2010